Exhibit 21
List of Subsidiaries

Name of Subsidiary	Ownership

South Glen Eagles Drive, LLC	51%
Hwy 46 and Bluffton Parkway, LLC	51%
AARD LECA LSS Lonestar, LLC	51%
AARD LECA VL1, LLC	51%
AARD-Charmar Greeley, LLC	51%
AARD Charmar Greeley Firestone	51%
AARD-Econo Lube Stonegate, LLC	51%
Buckeye AZ, LLC	51%
AARD-Cypress Sound, LLC	51%
AARD Esterra Mesa 1, LLC	100%
CapTerra Fund I, LLC	100%